

Mail Stop 3561

September 1, 2017

James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Boulevard
Long Island City, New York 11101

> **Re: Standard Motor Products, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 001-04743**

Dear Mr. Burke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management's Discussion and Analysis

Comparison of Fiscal Years 2016 and 2015, page 29

1. Please expand your discussion to fully describe the specific reasons and factors contributing to the material changes in net sales and quantify the impact that each material variable or factor had on your results of operations. In this regard, we note that your earnings release furnished on Form 8-K contains further analysis of your operating results beyond that which is provided in your filing. Please tell us what consideration you gave to discussing these factors and trends in Management's Discussion and Analysis with a view toward explaining how the company evaluates its operating performance. You may refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 for further guidance.

<u>Note 17. Industry Segment and Geographic Data, page 79</u>

2. Please revise the notes to the financial statements to include disclosure of revenue for each product and service or each group of similar products and services, as required by ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Shifflett at 202-551-3375, Claire Erlanger at 202-551-3301 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure